

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 12, 2016

Thomas Tang
Chief Executive Officer
Arem Pacific Corporation
47 Mount Pleasant Road
Nunawading, Victoria
Australia 3131

> **Re:** **Arem Pacific Corporation**
> **Amendment No 1 to Registration Statement on Form S-1**
> **Filed December 18, 2015**
> **File No. 333-207099**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 9

1. We note that the company's principal executive office is located in Australia. It also appears that all of the company's officers and directors are located in Australia. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U.S. federal securities laws against the company's officers and directors and company assets located in foreign jurisdictions.

Description of Business

Description of Centers, page 31

2. It has come to our attention that Green Palm Foot Heaven may be affiliated with Zen Oriental Holistic Health and Sensease. They appear to operate seventeen branches in Australia. Please advise on your relationship with Zen Oriental Holistic Health and Sensease and if you are affiliated provide a description of the business structure.

Employees, page 34

3. Please clarify your disclosure as to the number of hours devoted by your officer and directors to the company.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 36

4. We note your disclosure discussing the results for the fiscal years ended June 30, 2015 compared to June 30, 2014. However, the table appears to identify the results for the 2014 and 2013 years. Please advise or revise as appropriate.

5. We note your discussion of liquidity and capital resources covers the fiscal year 2014 and 2013. Please update the disclosure to include the most recently completed fiscal year.

Liquidity and Capital Resources, pages 38 and 40.

6. We note your statements that you generate cash flow through operations which you believe will be sufficient to maintain your current level of operations for the next twelve months. However, you reported negative cash flows from operations in fiscal 2015. Additionally, you had negative working capital for all periods presented. Please delete references to cash flows generated from operations and revise to state if true, that your working capital deficit will be funded by Mr. Xin Jim per your disclosure on page F-10.

Independent Auditor's Report, page F-3

7. Please ask your auditor to revise its report to state, if true, that it conducted its audit in accordance with PCAOB standards and conform its report accordingly. Refer to PCAOB AS # 1 and AU-C Section 700.

8. Additionally, in light of the Company's working capital deficit and negative cash flows during each of the last two years, please ask your auditor how it considered the Company's ability to continue as a going concern pursuant to AU Section 341.

Consolidated Statement of Changes in Stockholders' Equity, page F-7

9. Per your disclosure on Item 15, it appears that most of your stock issuances were consideration for services rendered. If so, please revise your Statement of Changes in Stockholders' Equity to separately caption shares issued for services and those issued for cash.

1.4 Going Concern Basis, page F-10

10. Please revise as follows:

- File the Letter of Support from Mr. Xin Jin as a material contract since it serves as your going concern basis. Also confirm to us that it is a firm commitment, and not a letter of intent.
- Delete (iii) which states that the Group has been able to generate positive net cash flows for the past two years ended June 30, 2015 or advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Robert L. Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Daniel H. Luciano, Esq.